HARRIS CORPORATION

MIGUEL A. LOPEZ
Senior Vice President and Chief Financial Officer	1025 West NASA Boulevard
Melbourne, FL USA 32919
phone 1-321-724-3858

www.harris.com

Via Electronic Submission (Correspondence)

September 24, 2014

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Corporation
Form 10-K for the year ended June 27, 2014
Filed August 25, 2014
File No. 001-03863

Dear Ms. Cvrkel:

On behalf of Harris Corporation (“Harris”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended June 27, 2014, as set forth in your letter dated September 10, 2014 (the “Comment Letter”).

For reference purposes, the text of the Staff’s one numbered comment in the Comment Letter is set forth below in bold, followed by our response thereto.

Staff Comment:

“Form 10-K for the fiscal year ended June 27, 2014

Management’s Discussion and Analysis, page 30

Operations Review, page 34

1.

We note from your disclosure on page 35 you recognized an out-of-period adjustment in the third quarter of fiscal 2014 related to your post-employment benefit plan that reduced general and administrative expenses. Further, we note from your Integrated Network Solution Segment discussion on page 38 that an out-

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

of-period adjustment was also made to revenue and cost of sales for satellite and terrestrial communications services. In this regard, please explain to us in detail the nature, facts and circumstances surrounding each of the out-of-period adjustments, including the amount(s) involved and the period(s) to which the adjustment(s) relate. Please explain why recognition of the out-of-period adjustments during the third quarter of fiscal 2014 was appropriate. We may have further comment upon receipt of your response.”

Harris Response:

As described in more detail below, the two out-of-period adjustments resulted from sets of facts and circumstances that were unrelated and identified at separate times during our third quarter of fiscal 2014 (which started December 28, 2013 and ended March 28, 2014). In January 2014, we became aware of the need to recognize the out-of-period adjustment related to our post-employment benefit (“OPEB”) plan that reduced general and administrative expenses. We became aware of the need to recognize this adjustment as a result of our research into the proper accounting for the impact of an amendment adopted on December 31, 2013 (the “Amendment”) to the terms of our medical, dental and vision plans (collectively, “health plan”). Our research separately revealed that our accounting for the estimated cost of OPEB plan benefits for active U.S. employees projected to become LTD Participants (as defined below) was incorrect. In February 2014, we became aware of the need to recognize the out-of-period adjustment made to revenue and cost of sales for satellite and terrestrial communications services in our Integrated Network Solutions (“INS”) segment. We became aware of the need to recognize this adjustment as a result of our quarterly account reconciliations in the third quarter of fiscal 2014 and related analysis of accounts receivable collections, following an information technology (“IT”) system upgrade that gave us greater visibility into balances included in unbilled accounts receivable that could not be billed and needed to be written off.

Out-of-period adjustment related to our OPEB plan that reduced general and administrative expenses: We offer post-employment health plan benefits to our U.S. employees who meet age and length-of-service requirements for retirement (“Retirees”) and to our U.S. employees receiving benefits under our long-term disability plan (“LTD Participants”). Since our implementation in fiscal 1994 of the guidance under ASC 715-60 (formerly FAS 106), we accounted for OPEB plan benefits for both Retirees and LTD Participants using a service-based accounting model, pursuant to which we established and maintained a liability accrual for the estimated cost of OPEB plan benefits for current Retirees and LTD Participants and for an actuarially determined percentage of active U.S. employees projected to become Retirees or LTD Participants in the future.

Our management Employee Benefits Committee adopted the Amendment on December 31, 2013 that changed the terms of our health plan by limiting the duration of coverage under such health plan for LTD Participants as a result of a disability that occurs on or after January 1, 2014. While researching in January 2014 the proper accounting for the impact of the changes to the terms of our health plan as a result of the Amendment, we separately became aware that our

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

accounting for OPEB plan benefits for LTD Participants using a service-based accounting model falling under guidance at ASC 715-60 was incorrect, because (a) there is no length-of-service requirement for LTD Participants to receive OPEB plan benefits, as there is for Retirees (LTD Participants are fully eligible to receive OPEB plan benefits upon enrollment in our long-term disability plan); (b) the eligibility requirements and related OPEB plan benefits for LTD Participants are separate and distinct from those for Retirees (LTD Participants are not considered Retirees); and (c) LTD Participants pay lower “active employee” rates for OPEB plan benefits compared with rates paid by Retirees. Thus, our OPEB plan benefits for LTD Participants are excluded from the scope of ASC 715-60, and we should have instead accounted for OPEB plan benefits for LTD Participants using an event-based accounting model falling under guidance at ASC 712-10, pursuant to which a liability for the cost of OPEB plan benefits for LTD Participants should have been recognized (per ASC 712-10-25-5) only when the event causing a permanent disability actually occurs and a reasonable estimate can be made as specified by paragraph 450-20-25-2 (the loss is probable and reasonably estimable).

Therefore, the liability accrual previously established and maintained in respect of the estimated cost of OPEB plan benefits for the actuarially determined percentage of active U.S. employees projected to become LTD Participants in the future needed to be reversed, although a liability accrual for the estimated cost of OPEB plan benefits for current LTD Participants needed to be maintained, which resulted in an overall overaccrual of liabilities (the “Overaccrual”). In January 2014, using prior actuarial analyses, we estimated preliminarily that the amount of the Overaccrual that needed to be reversed, net of the related balance in accumulated other comprehensive income (“AOCI”), was a range of $13 million to $17 million pre-tax ($8 million to $11 million after-tax) as of the end of the second quarter of fiscal 2014, and we also estimated the Overaccrual on a quarterly basis from the first quarter of fiscal 2012 through the second quarter of fiscal 2014. Almost all ($15.4 million) of the estimated Overaccrual existed prior to fiscal 2012, dating back to the mid-1990s, and there were only small fluctuations in the Overaccrual by quarter starting in fiscal 2012 through the second quarter of fiscal 2014. We then preliminarily evaluated the materiality of the misstatements resulting from the Overaccrual for financial statement restatement and disclosure purposes based on these estimates. Our preliminary evaluation included (a) a quantitative assessment of the impact of the misstatements resulting from the Overaccrual on a quarterly basis from the first quarter of fiscal 2012 through the second quarter of fiscal 2014 and on an annual basis for fiscal 2012 through fiscal 2014 (using forecasted amounts for fiscal 2014), including the impact of the misstatements on our pre-tax and after-tax income, diluted earnings per share (“EPS”) and diluted EPS relative to analyst consensus EPS estimates; (b) an additional quantitative assessment for these same periods using both the “rollover” and “iron curtain” approaches discussed in SEC Staff Accounting Bulletin (“SAB”) No. 108—Considering the Effects of Prior Year Misstatements in Current Year Financial Statements (“SAB 108”); and (c) a qualitative assessment of the misstatements for these same periods addressing each of the comprehensive considerations in the guidance in SAB No. 99—Materiality (“SAB 99”). A summary of the most relevant considerations from our qualitative assessment follows:

•	The misstatements did not mask a change in earnings or other trends and were quantitatively insignificant for periods prior to recognition of the out-of-period

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

adjustment. For example, the misstatements represented less than or equal to $.01 (less than one percent) of our reported diluted EPS from continuing operations on a quarterly basis from the first quarter of fiscal 2012 through the second quarter of fiscal 2014. The out-of-period adjustment in the third quarter of fiscal 2014 to reverse the Overaccrual would represent approximately $.10 (approximately eight percent) of our forecasted diluted EPS from continuing operations for the third quarter of fiscal 2014 and approximately $.08 (less than two percent) of our forecasted diluted EPS from continuing operations for fiscal 2014.

•	The misstatements did not affect overall earning trends and did not cause any significant changes in direction when analyzing year-over-year or consecutive quarter trends for reported earnings.

•	The misstatements did not hide a failure to meet analysts’ consensus expectations for our company.

•	The misstatements did not change a loss into income or vice versa.

•	The misstatements did not affect our compliance with regulatory requirements, loan covenants or other contractual requirements.

•	The impact of the misstatements on our earnings, and thus on our management’s compensation, was de minimis for all periods evaluated; and the de minimis impact was a decrease to our earnings, and thus our management’s compensation, for all but fiscal 2012.

•	The misstatements did not conceal any unlawful transactions.

•	The misstatements did not cause our U.S. GAAP or SEC required disclosures to be inadequate or omitted or our published financial statements and related disclosures during all periods evaluated to be misleading in any material respect.

•	Regarding whether the misstatements may have a material effect on the next interim financial statements that are publicly issued (even though the misstatements are immaterial to the current period financial statements), the largest impact will be in the quarter the cumulative correction is made (in the third quarter of fiscal 2014), which impact is summarized in the first qualitative consideration bullet above. We evaluated this impact via quantitative analysis (as noted above, using both the “rollover” and “iron curtain” approaches discussed in SAB 108).

•	The misstatements do not relate to an attempt by any of our management to “manage” earnings or commit fraud.

We determined based on our preliminary evaluation that the impact of the misstatements resulting from the Overaccrual during the periods evaluated was not material to our results of operations, financial position or cash flows, and therefore, that no restatements of our previously filed SEC reports were necessary, and that it was appropriate to recognize the out-of-period adjustment to record the reversal of the Overaccrual in the third quarter of fiscal 2014 (the quarter in which we became aware of the Overaccrual), following completion of the updated actuarial analysis from our actuarial firm to determine the exact amount of the Overaccrual.

Following completion of the updated actuarial analysis, we determined the amount of the Overaccrual that needed to be reversed was $11.7 million ($7.3 million after-tax) (lower than the

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

range we preliminarily estimated), and we recorded the corresponding corrective out-of-period adjustment entries in the third quarter of fiscal 2014. We also reevaluated the materiality of the out-of-period adjustment by performing an updated quantitative analysis for the third quarter of fiscal 2014, fiscal 2014 year-to-date and full fiscal 2014 (using forecasted amounts for the full fiscal year) and an updated qualitative analysis (again addressing each of the comprehensive considerations in the guidance in SAB 99). We determined that the impact of the out-of-period adjustment in the third quarter of fiscal 2014 was not material to our results of operations, financial position or cash flows for the third quarter of fiscal 2014, fiscal 2014 year-to-date or full fiscal 2014.

Out-of-period adjustment made to revenue and cost of sales for satellite and terrestrial communications services in our INS segment: We provide satellite and terrestrial communications services in our INS segment, principally through operations acquired through several acquisitions during fiscal 2011. We completed several IT system conversions associated with the acquisitions, and we completed the implementation of an IT system upgrade in the third quarter of fiscal 2014. The IT system upgrade gave us greater visibility into contract activities and balances, including unbilled accounts receivable. In February 2014, as a result of our quarterly account reconciliations in the third quarter of fiscal 2014 and related analysis of accounts receivable collections following the IT system upgrade, we determined that there was a high likelihood that $7.8 million of unbilled accounts receivable could not be billed to customers due to being beyond the “billable” window under the contract terms with the applicable customers. Of that $7.8 million, approximately $3.9 million was attributable to fiscal 2012, approximately $3.6 million was attributable to fiscal 2013 and approximately $0.3 million was attributable to fiscal 2014. The failure to bill customers during the “billable” window under the contract terms with the applicable customers was primarily due to complexities related to the prior IT system conversions associated with the acquisitions. Consequently, we recorded in the third quarter of fiscal 2014 a $7.8 million write-off of unbilled accounts receivable in our INS segment as an out-of-period adjustment, which resulted in a reduction in earnings of $7.8 million ($5.5 million after-tax) in our INS segment and a reduction in diluted EPS from continuing operations of $.05. Recognition of this out-of-period adjustment in the third quarter of fiscal 2014 was appropriate because that is the quarter in which we became aware, through our quarterly account reconciliations and related analysis of accounts receivable collections, of the misstatements related to unbilled accounts receivable and the resulting need to record the out-of-period adjustment.

We evaluated the materiality of this out-of-period adjustment to write off the unbilled accounts receivable, separately as well as aggregated with the out-of-period adjustment to reverse our Overaccrual (based on its finalized amount included in the updated actuarial analysis), for financial statement restatement and disclosure purposes. We performed a quantitative analysis of the impact on our revenue, cost of sales, operating/pre-tax income, income from continuing operations and diluted EPS from continuing operations for the third quarter of fiscal 2014, fiscal 2014 year-to-date and full fiscal 2014 (using forecasted amounts for the full fiscal year). Percentage impacts for the third quarter of fiscal 2014 ranged from (3.8) percent for a reduction in diluted EPS from continuing operations of $.05 related to the out-of-period adjustment to write off the unbilled accounts receivable to 5.6 percent for an increase in

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

diluted EPS from continuing operations of $.07 related to the out-of-period adjustment to reverse our Overaccrual. Percentage impacts were significantly less for fiscal 2014 year-to-date and full fiscal 2014. We also performed a qualitative analysis addressing each of the comprehensive considerations in the guidance in SAB 99. A summary of the most relevant considerations from our qualitative assessment on an aggregated basis follows:

•	The misstatements related to each out-of-period adjustment did not mask a change in earnings or other trends and were quantitatively insignificant, and further, the impacts were in opposite directions which had an overall netting effect.

•	The misstatements did not affect overall earning trends and did not cause any significant changes in direction when analyzing year-over-year or consecutive quarter trends for reported earnings.

•	The misstatements did not hide a failure to meet analysts’ consensus expectations for our company.

•	The misstatements did not change a loss into income or vice versa.

•	The impact of the misstatements was immaterial to our segments’ quarterly and year-to-date revenue and cost of sales; however, limited disclosure would be appropriate in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the impact on our segments’ gross margin as a percentage of revenue (INS segment only), engineering, selling and administrative expenses as a percentage of revenue and operating income as a percentage of revenue.

•	The misstatements did not affect our compliance with regulatory requirements, loan covenants or other contractual requirements.

•	The impact of the $7.8 million write-off of unbilled accounts receivable in our INS segment had the effect of a minimal decrease to management’s compensation due to the unfavorable impact to operating income. The impact of the $11.7 million ($7.3 million after-tax) reversal of the Overaccrual had the effect of a minimal increase to management’s compensation due to the favorable impact to operating income.

•	The misstatements did not conceal any unlawful transactions.

•	The misstatements did not cause our U.S. GAAP or SEC required disclosures to be inadequate or omitted or our published financial statements and related disclosures during all periods evaluated to be misleading in any material respect.

•	The misstatements do not relate to an attempt by any of our management to “manage” earnings or commit fraud.

We determined based on our evaluation and quantitative and qualitative analyses that the impact of the out-of-period adjustment in the third quarter of fiscal 2014 to write off the unbilled accounts receivable, separately as well as aggregated with the impact of the out-of-period adjustment in the third quarter of fiscal 2014 to reverse our Overaccrual, was not material to our results of operations, financial position or cash flows for the third quarter of fiscal 2014, fiscal 2014 year-to-date or full fiscal 2014, and that no restatements of our previously filed SEC reports were necessary in respect of those out-of-period adjustments.

Ms. Linda Cvrkel

Securities and Exchange Commission

September 24, 2014

Harris Acknowledgement:

Harris acknowledges the following:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 724-3858 or Lewis A. Schwartz, Vice President, Principal Accounting Officer, at (321) 724-3439. Facsimile transmissions may be sent to me at (321) 726-3290 or to Mr. Schwartz at (321) 727-9648.

Very truly yours,

/s/ Miguel A. Lopez
Miguel A. Lopez Senior Vice President and Chief Financial Officer

cc:	Effie Simpson, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission
Lewis A. Schwartz, Vice President, Principal Accounting Officer, Harris Corporation